June 13, 2012

VIA EDGAR

Mr. Daniel L. Gordon
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    Washington Real Estate Investment Trust
Form 10-K for the year ended December 31, 2011 filed February 27, 2012
File No. 001-06622

Dear Mr. Gordon:

This letter is in response to your additional comments received on June 7, 2012. We have set forth below your comment in italics, followed by our response.

Form 10-K for the year ended December 31, 2011

Dividends, page 46

1.
We note your response to comment 3 in our letter dated May 23, 2012. To the extent the board believes that a dividend cut is reasonably probable, based on its analysis of the factors you have indicated you will disclose in future filings, please consider updating in future Exchange Act periodic reports your dividend cut risk factor to reflect the heightened risk of a dividend cut based on then current operating performance.

Response:
In response to the Staff's comment and to coordinate further with our new MD&A disclosure described in our response to comment 3 in your letter dated May 23, 2012, we anticipate updating our dividend risk factor disclosure in our upcoming Form 10-Q substantially as follows (new text is underlined):
We cannot assure you we will continue to pay dividends at historical rates.
Cash flows from operations are an important factor in our ability to sustain our dividend at its current rate. If our cash flows from operations were to decline significantly, we may have to borrow on our lines of credit to sustain the dividend rate or reduce our dividend. Our ability to continue to pay dividends on our common shares at historical rates or to increase our common share dividend rate will depend on a number of factors, including, among others, the following:

•	our future financial condition and results of operations;

•	the performance of lease terms by tenants;

•	the terms of our loan covenants; and

•	our ability to acquire, finance, develop or redevelop and lease additional properties at attractive rates.
Among other factors considered by our board of trustees, we consider trends in our level of funds from operations, together with associated recurring capital improvements, tenant improvements, leasing commissions and incentives, and adjustments to straight-line rents to reflect cash rents received. This level has trended lower in recent years due to the recent economic downturn and uncertainty with the business and leasing environment in the Washington metro region. If such trend were to continue for a sustained period of time, our board of trustees could determine to reduce our common share dividend rate.
If we do not maintain or increase the dividend rate on our common shares in the future, it could have an adverse effect on the market price of our common shares.

Consolidated Statements of Income, page 63

2.
We note your response to comment eight in our letter dated May 23, 2012 relating to the presentation of impairment charge below real estate operating income. We note that your support for this presentation is that the impairment charge was primarily on land held for development. Please note that the provisions for real estate held and used in ASC 360-10-45-4 also apply to real estate held for development as indicated in ASC 970-360-35-3. We continue to believe that the presentation of this impairment charge in real estate operating income is appropriate. Please revise your presentation in future filings.

Response:
In response to the Staff's comment, we will include this impairment charge in real estate operating income in future periodic reports. In addition, we will include the following disclosure in two new registration statements that we expect to file within the next two weeks and related disclosures in our upcoming Form 10-Q:
Certain Prospective Changes to Consolidated Statements of Income

In June 2012, the Company identified certain immaterial classification errors in its Consolidated Statements of Income, and has determined that in its future periodic reports the Company will correct these reclassification errors by including within the subtotal “real estate operating income” impairment charges and acquisition costs, which had previously been included in “other income (expense)” and which totaled $18.1 million, $1.2 million, $0.8 million, $54 thousand and $1.6 million for the years ended December 31, 2011, 2010 and 2009 and for the three months ended March 31, 2012 and 2011, respectively. These reclassifications will decrease “real estate operating income” and will increase “other income (expense)” by an equal and offsetting amount. As a result, these reclassifications will not change income from continuing operations, net income, cash flows or any other operating measure for the periods affected.

3.
We note your response to comment nine in our letter dated May 23, 2012 relating to the presentation of acquisition costs below real estate operating income. Given the nature of your business and your history of making acquisitions we continue to believe that the presentation of acquisition costs in real estate operating income is appropriate. Please revise your presentation in future filings.

Response:
In response to the Staff's comment, we will include acquisition costs in real estate operating income in future periodic reports. See also our response to comment 2.

*    *    *

Pursuant to your request, in connection with responding to these comments, Washington Real Estate Investment Trust acknowledges that:

•	the company is responsible for the adequacy and the accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ George F. McKenzie
George F. McKenzie
President and CEO

cc:	Laura M. Franklin
Thomas C. Morey
Jeffrey E. Jordan